Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 16 DATED APRIL 30, 2021
TO THE OFFERING CIRCULAR DATED JULY 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 15, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 15, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment - CEAI Sandtown Vista, LLC

On November 21, 2016, we directly acquired ownership of a “majority-owned subsidiary”, CEAI Sandtown Vista, LLC (the “Sandtown Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $5,000,000, which was the initial stated value of our equity interest in the Sandtown Controlled Subsidiary (the “Sandtown Investment”). The Sandtown Controlled Subsidiary used the proceeds of the Sandtown Investment to acquire a stabilized, 350-unit garden-style multifamily property, Sandtown Vista, located at 1475 Sand Bay Drive, Atlanta, GA 30331 (the “Sandtown Property”). Details of this acquisition can be found here.

On April 26, 2021, the Sandtown Controlled Subsidiary redeemed the Sandtown Investment in full. The Sandtown Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Sandtown Investment through the sale of the Sandtown Property. All preferred return payments were paid in full during the investment period, and the investment yielded annualized rate of return of approximately 12.50%.